EXHIBIT(a)(5)
October 5, 2005
FOR IMMEDIATE RELEASE
Washington Mutual Announces Tender Offer for Convertible Notes
     SEATTLE, WA – Washington Mutual, Inc. (NYSE: WM) announced today that its wholly owned subsidiary, New American Capital, Inc. (“NACI”), has commenced cash tender offers for any and all of NACI’s outstanding Zero Coupon Convertible Notes due 2021 (the “Zero Coupon Notes”), 4% Convertible Senior Notes due 2008 (the “4% Notes”) and 2-3/4% Convertible Cash to Accreting Senior Notes due 2016 (the “2-3/4% Notes”, and together with the Zero Coupon Notes and 4% Notes, the “Notes”). The Notes were originally issued by Providian Financial Corporation (“Providian Financial”) in February 2001, May 2003 and March 2004, respectively.
     In connection with the merger of Providian Financial with and into NACI on October 1, 2005, NACI assumed Providian Financial’s obligations under the Notes and the indenture governing the Notes. The offers are being made pursuant to the indenture, as supplemented and amended, which requires NACI to offer to purchase the Notes following a change of control or fundamental change of Providian Financial. A change of control and fundamental change, as such terms are defined in the indenture, of Providian Financial occurred as a result of Providian Financial’s merger with and into NACI. All Notes purchased pursuant to the tender offers will be retired upon purchase. NACI expects to fund the tender offers with cash on hand.
     Tender Offers
     Zero Coupon Notes – NACI is offering to purchase the Zero Coupon Notes for cash at a purchase price, per $1,000 principal amount at maturity, equal to the issue price thereof plus accrued original issue discount to, but excluding, the change of control purchase date. NACI anticipates the purchase price of the Zero Coupon Notes, per $1,000 principal amount at maturity, to be approximately $547.08 and, in the event that all of the outstanding Zero Coupon Notes are tendered in the tender offer, the aggregate purchase price to be approximately $476,727,000. The tender offer for the Zero Coupon Notes will expire at 5:00 p.m., Eastern time, on Monday, November 21, 2005 unless extended or earlier terminated. Tendered notes may be withdrawn at any time prior to the expiration time.
     4% Notes – NACI is offering to purchase the 4% Notes for cash at a purchase price, per $1,000 principal amount, equal to 100% of the principal amount, together with accrued and unpaid cash interest to, but excluding, the fundamental change repurchase date. In the event that all of the outstanding 4% Notes are tendered in the tender offer, the aggregate purchase price required for NACI to purchase the tendered 4% Notes is estimated to be approximately $245,347,000. The tender offer for the 4% Notes will expire at 5:00 p.m., Eastern time, on Friday, November 4, 2005 unless extended or earlier terminated. Tendered notes may be withdrawn at any time prior to the expiration time.
     2-3/4% Notes – NACI is offering to purchase the 2-3/4% Notes for cash at a purchase price, per $1,000 original principal amount, equal to 100% of the accreted principal amount, together with accrued and unpaid cash interest to, but excluding, the fundamental change repurchase date. In addition, a make whole premium of approximately $212.06, payable 89% in Washington Mutual common stock and 11% in cash, will be paid for each $1,000 original principal amount of 2-3/4% Notes purchased. In the event that all of the outstanding 2-3/4% Notes are tendered in the tender offer, the aggregate purchase price required for NACI to purchase the tendered 2-3/4% Notes is estimated to be approximately $235,884,000, including the cash portion of the make whole premium. The tender offer for the 2-3/4% Notes will expire at midnight, Eastern time, on Wednesday, November 2, 2005 unless extended or earlier terminated. Tendered notes may be withdrawn at any time prior to the expiration time.
     General
     The terms and conditions of each of the tender offers for the Notes appear in the offers to purchase attached as exhibits to the Schedule TOs filed earlier today by NACI and Washington Mutual, Inc. with the Securities and Exchange Commission. Subject to applicable law and certain provisions in the indenture, NACI may, in its sole discretion, waive any condition applicable to any of the tender offers and may extend or otherwise amend any of the tender offers. None of the tender offers is conditioned on a minimum amount of Notes being tendered. The consummation of each of the tender offers is subject to the terms and conditions described in the applicable offer to purchase.
     J.P. Morgan Trust Company, National Association is acting as paying and information agent for the tender offers. Copies of the appropriate offers to purchase may be obtained at no charge from the paying agent at (800) 275-2048 or from the SEC’s web site at www.sec.gov. Additional information concerning the terms of the tender offers, including all questions relating to the mechanics of the tender offers, may be obtained by contacting the paying agent at the same telephone number. Beneficial owners of notes may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold their Notes with questions and requests for assistance.
     This press release is not an offer to purchase, or a solicitation of an offer to sell securities with respect to any Notes. The tender offers may only be made pursuant to the appropriate offer to purchase.
     About Washington Mutual
     With a history dating back to 1889, Washington Mutual is a retailer of financial services that provides a diversified line of products and services to consumers and commercial clients. At June 30, 2005, Washington Mutual and its subsidiaries had assets of $323.53 billion. Washington Mutual currently operates more than 2,400 retail banking, mortgage lending, commercial banking and financial services offices throughout the nation. Washington Mutual’s press releases are available at www.wamunewsroom.com
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Media Contact	Investor Relations Contact
Alan Elias	Jack Carsky
Washington Mutual	Washington Mutual
415-278-4189	415-278-4977